Mail Stop 3628

VIA FACSIMILE (304) 343-2867 and U.S. Mail 		July 12, 2005

Sandra M. Murphy, Esq.
Bowles Rice McDavid Graff & Love LLP
600 Quarrier Street
P.O. Box 1386
Charleston, West Virginia 25325-1386
(304) 347-1131

Re:	Logan County Bancshares, Inc.
      Amendment No. 1 to Schedule 14A
      Filed July 5, 2005
      File No. 002-95114

      Schedule 13E-3/A
      Filed July 5, 2005
      File No. 005-80719

Dear Ms. Murphy:

      We have reviewed the above filings for issues related to the
Schedule 13E-3 and have the following comments.

Schedule 14A

Special Factors, page 10
Background of the Merger, page 10

1. We note your response to prior comment 7, but we believe that you should include your response in your revised disclosure. As previously requested, please clarify whether the fairness finding of Southard addressed the fairness of the price to Logan County Bancshare`s unaffiliated shareholders. If not, explain here or where appropriate in the disclosure document how the board analyzed the fairness finding of Southard, addressed to "cashed out" shareholders generally, to arrive at a finding of fairness as to the unaffiliated shareholders as a distinct and separate group.

Consolidated Selected Financial Data, page 53

2. We note your response to prior comment 15, but cannot locate various item requirements of Item 1010(c) of Regulation M-A in your revised disclosure. For example, we do not find net sales or gross revenues, gross profit (or, alternatively, costs and expenses applicable to net sales or gross revenues), income or loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principle, required by Item 1010(c)(1) of Regulation M-A, or net income per common share, as required by Item 1010(c)(3) of Regulation M-A. Logan also remains required to produce a ratio of earnings to fixed charges irrespective of the fact it has not registered debt or preference equity securities. The requirement only imposes an obligation to calculate such ratio in a "manner consistent with Item 503(d) of Regulation S-K." Please provide such information, or alternatively, tell us why such item requirements do not apply.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

      If you have any questions, please contact me at (202) 551-
3257 or by facsimile at (202) 772-9203.

Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions